September 25, 2006

Via EDGAR

Securities and Exchange Commission
ATTN: April Sifford and Gary Newberry
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-7010

Re:                     Comment letter dated August 23, 2006
                           Solitario Resources Corporation ("Solitario or the "Company")
                           Form 10-K for the Year Ended December 31, 2005
                           Filed on March 28, 2006
                           SEC File No. 0-50602

Dear Ms. Sifford and Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

          Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (the "SEC"); and

          Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

          Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Form 10-K For the Fiscal Year ended December 31, 2005
Consolidated Statements of Operations

1.          We have considered your response to our prior comment number four in our letter of July 14, 2006 . We do not agree with your conclusions. We note that Statement of Financial Accounting Standards (SFAS) 7, paragraph 9, indicates that exploring for and developing natural resources, or acquiring mineral rights, is typically a development stage enterprise. Further, the sale of a property would not be considered revenue, as defined in Regulation S-X 5-03(b), but appears to be more appropriately classified as a gain on discontinued operation under the provisions of SFAS 144.

The staff does not believe the phrase "new business" as used in the context of your response is a controlling factor in applying the requirements of SFAS 7. Your disclosures in Note 1 indicate you had no activity prior to 1993, the year you became a public company, and this would be the relevant date for determining whether you are establishing a new business. In addition, SFAS 7, paragraph 4, indicates that it applies to any separate financial statements of a development stage subsidiary of an established enterprise.

As such your operations appear to meet the criteria of SFAS 7 paragraph 8(b). We reissue our prior comment four in our letter dated July 14, 2006.

RESPONSE:

We believe our presentation as an established business is correct. As a minerals exploration company our fundamental and historically sole business is the acquisition of mineral properties for sale or joint venture. This has been consistently disclosed in our financial statements. It is essential to an understanding of our financial statements that our business is selling and joint venturing properties. Although there is the possibility, in the future, that we may develop and mine a property we hold, that is not our primary focus and we have never done that in our history. We do not now and we have never had mining engineers or metallurgists or mine operating staff. Our only technical employees during our 13-year operating history (and currently) have been geologists.

"The sale of property would not be considered revenue, as defined in Regulation S-X 5-03(b), but appears more appropriately classified as a gain on discontinued operations under the provisions of SFAS 144"

We respectfully disagree for the following reasons:

As discussed in more detail below we sold our Yanacocha property in April of 2000 for $6,000,000 and reported the net proceeds from this sale as revenue. In addition we have reported significant revenues, both on an annual and quarterly basis, from joint venture proceeds in excess of our capitalized costs.

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We believe reporting the proceeds from the Yanacocha sale as a gain on discontinued operations would be inconsistent with the facts and circumstances of that sale, the history of the project and our business. For example, we have never acquired a property with our primary intention to develop and mine the property. We have never conducted development or mining operations at Yanacocha or any other property.

It is important to note that the Yanacocha property never had any separate operations, or revenue generation from production. Changing the disclosure to reflect this one transaction as though it was discontinued operations (such as mining or development) would be inconsistent with our activities on the Yanacocha property, or any other property in our 13-year history. Our exploration activities on our Yanacocha property were only intended to prepare it for sale or joint venture. This is consistent with our treatment on all of our acquisitions of 36 separate mineral interest properties in our 13-year history, 12 of which we still own, including our Bongará project in Peru, which was acquired in 1993 as one of our first properties.

We believe the provisions of SFAS 144 do not apply to the Yanacocha sale because the transaction took place in April of 2000 and SFAS 144 was not effective for Solitario until January 1, 2002. However, we have reviewed SFAS 144 for supplemental guidance, with respect to discontinued operations and believe the sale of Yanacocha would not qualify as discontinued operations. The reason we believe such is that our operations to perform exploration activities to enhance our properties for sale or joint venture did not change prior to, during and subsequent to the sale of Yanacocha. We believe the sale of our Yanacocha property was in the ordinary course of our business.

As part of our review of Generally Accepted Accounting Principles, we reviewed the following accounting guidance, which was in effect at the time of the Yanacocha sale in April 2000:

1.          SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"; and

2.          APB 30 "Reporting the Results of Operations - Reporting the effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"

Based upon that review, we respectfully submit that the sale of our Yanacocha property was not a disposal of a discontinued operation but in the ordinary course of our business, as we performed the same operations and procedures before, during and after the sale of Yanacocha, namely:

a). Acquiring properties for sale or joint venture, and

b). performing exploration activities on those properties to enhance the salability or joint venture potential of the properties.

We believe that this conclusion is supported by the following facts: That no employees were terminated or reassigned as a result of the sale of the Yanacocha property; no employees were conducting any significant exploration activities on Yanacocha prior to the sale; the only visits we had to the property during the two-year period prior to the sale were for limited geologic studies to enhance the property for sale or joint venture activities. Typically the sale of mineral properties is infrequent, however it is not an unusual item and it is something that Solitario is in the business of doing. Therefore, in accordance with paragraph 26 of APB 30, we properly disclosed the sale of our Yanacocha property as a separate component of income from continuing operations, as this was an infrequent transaction.

The recognition of revenue is a basic requirement of financial statement presentation. We have reviewed Rule 5-03 (b) 1 (a)-(e) of Regulation S-X which states:

"Net Sales and Gross Revenues. State separately: (a) net sales of tangible products (gross sales less discounts and allowances): (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues."

We believe that the recognition of revenues on the sale of our Yanacocha property is in accordance with Rule 5-03 (b) 1 (a)-(e). The sale of our mineral property is the sale of a tangible asset, which we were holding for sale or joint venture. This position is further supported by Accounting Research Bulletin 43, chapter 1A, paragraph 1 and APB 10, "Omnibus Opinion 1966," paragraph 12 which states:

"Profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured. The Board reaffirms this statement; it believes that revenues should ordinarily be accounted for at the time the transaction is completed, with appropriate provision for uncollectible accounts."

We respectfully submit that our recognition of revenues on the sale of the Yanacocha property was also consistent with the opening paragraphs of the SEC Staff Accounting Bulletin No. 101 which states:

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1.          Revenue recognition - general

The accounting literature on revenue recognition includes both broad conceptual discussions as well a certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must due to be entitled to the benefits represented by the revenues." Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time the product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from the sale of other assets are commonly recognized at the time of sale (usually meaning delivery)." Paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as time passes.

The staff believes that revenue is generally realized or realizable and earned when all of the following criteria are met:

          Persuasive evidence of an arrangement exists

          Delivery has occurred or services have been rendered

          The seller's price to the buyer is fixed or determinable, and

          Collectibility is reasonably assured.

All of the above criteria were met with regard to the sale of our Yanacocha property and accordingly we believe the sale was in the ordinary course of our business and we properly recorded the revenues from the sale.

In addition to the above, we reviewed the accounting literature and submit that our business is not dissimilar to that of a real-estate developer who acquires vacant land with the intention of selling it. The authoritative literature on this type of transaction is SFAS 66 "Accounting for Sales of Real Estate." Appendices of SFAS 66 provide several examples where the cash proceeds from a completed sale of land are required to be reported as revenues. Land sales in the context of real estate (as is our mineral property) are revenue. We believe when we sell mineral property, it is revenue. We believe that reporting the sale of our mineral property as a gain (or loss) on discontinued operations does not reflect our business and we can find no direct support for such treatment from our review of the relevant accounting literature.

Other "significant revenues" as defined in SFAS 7, paragraph 8(b)

On December 23, 1996, we signed a joint venture agreement with Cominco, Ltd of Vancouver, BC, Canada on our Bongará property, which we still own today. As part of that agreement, Cominco paid Solitario $250,000 cash on signing. In addition, Cominco paid us $354,000 in January 1998 as part of that joint venture, $118,000 in January 1999, and $118,000 in January 2000. These payments were directly to Solitario and were in addition to approximately $17,000,000 in direct exploration expenditures by Cominco on the property. The total cash payments directly to Solitario as part of this joint venture were $840,000. Solitario recorded $200,000 in revenues from these cash payments, pursuant to our policy on mineral property and joint ventures as disclosed in Note 2 to our financial statements in 2000, which states:

"The Company records the proceeds from the sale of property interests to joint ventures as a reduction of the related property's capitalized cost. Proceeds which exceed the capitalized cost of the property are recognized as revenue. When such proceeds are associated with properties subject to a joint venture, they are recorded as revenue in accordance with the terms of the joint venture and the transfer of the property interest to the joint venture partner during the term of the joint venture."

As discussed below, we believe the $840,000 in payments and the related revenues of $200,000, which were recorded in 1999 and 2000 meet the definition of "significant revenues" as used in the context of paragraph 8(b). Our Bongará project was being held for sale or joint venture. We never relinquished

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control of the property as Cominco dropped out of the project, before earning any interest. Accordingly, we believe it would be inappropriate to change our accounting policy, which has been in effect since 2000, to record the receipts from the Cominco joint venture as anything other than revenue.

In addition, we entered into two different joint venture agreements at our Yanacocha property prior to its ultimate sale discussed above; one in 1995 with Barrick Gold Corporation of Toronto, Canada and one in 1997 with RTZ-CRA of London, England. Although both of these joint ventures were eventually terminated as our joint venture partners dropped out prior to earning any interest in the property, we received joint venture payments of $100,000 from those joint ventures, which were used to offset capitalized costs in accordance with our stated policy at that time, which included capitalizing exploration costs. These payments were in addition to approximately $1,250,000 of direct exploration expenditures on the Yanacocha property during the term of these joint ventures by our joint venture partners.

We also believe it is important to note that all exploration costs must be expensed according to accounting principles generally accepted in the United States of America and our current policy, which we adopted in 2000 as a change in accounting principle. Therefore in applying the inception-to-date disclosures of paragraph 11 of SFAS 7, approximately $850,000 of the above joint venture payments of $940,000 on our Bongará project and our Yanacocha property would be recorded as revenues on proceeds in excess of capitalized (initial acquisition) costs, which totaled approximately $90,000 on the two properties. Accordingly, we believe identifying Solitario as a development stage enterprise would be inappropriate as approximately $850,000 in revenues from joint venture payments in inception-to-date disclosures would further support the conclusion that the provisions of paragraph 8(b) of SFAS 7 are not applicable to Solitario.

SFAS 7, paragraph 9

Paragraph 9 of SFAS 7 states:

A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant and equipment, or other operating assets such as mineral rights; recruiting and training personnel; developing markets; and starting up production.

Solitario is not devoting most of its efforts to any of the described items that would "typically" be activities of a development stage enterprise of exploring for or on its first or second property. We believe that an assertion that acquiring mineral properties is justification that the requirements of SFAS 7 indicate Solitario is a development stage enterprise is not consistent with our business model and does not reflect the historical activities of Solitario.

Our management has been actively involved in the minerals exploration business with Solitario since 1993 and we believe a development stage mining exploration company would typically be acquiring its first or second property for the purpose of developing and eventual mining of those properties. We are not doing that. In fact we have reported the acquisition of 36 different properties and have announced 13 separate joint ventures in our 13-year history. We are constantly in the field evaluating properties for acquisition or staking, often looking at several properties a week. In addition, we evaluate approximately 25 to 30 formal property submittals (usually for option or lease of a property) per year. The vast majority of these properties are never acquired. We are not devoting most of our activities to financial planning, raising capital (we have in excess of $29 million in cash and liquid securities as of September 1, 2006), we are not developing natural resources, performing research and development, recruiting personnel or starting production.

The fact that we acquire mineral properties and perform exploration activities to improve their value for sale or joint venture does not make us a development stage enterprise. It means we are executing our business plan and have been doing so successfully for 13 years. To the extent the FASB used the words "will typically be devoting" implies to us that these should not be relied upon as absolute standards to require treatment as a development stage enterprise. Solitario does not meet the typical exploration, development and mining company profile and we believe our disclosures in our 2005 10-K and our 2006 second quarter 10-Q clearly demonstrate what our business is to a reader of our financial statements:

2005 10-K:

Item I - Business

P3: "We have received revenues ...from the sale of mineral property interests. Revenues from the sale of our mineral property interests have in the past been infrequent and have occurred at irregular intervals."

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P4: "We are an exploration stage company. Our focus is to evaluate, acquire and explore exploration stage mineral properties."

P4: "We have in the past financed our activities through the sale of securities, joint venture arrangements and the sale of mineral properties."

P9: "We are not currently involved in mining development or operating activities at any of our properties. In order to realize a profit from our mineral interests we will have to (1) sell such properties outright at a profit (2) form a joint venture for the project with a larger mining company with more appropriate resources to further develop and or operate the project at a profit; or (3) develop and operate such projects on our own.

P12: "In April 2000... we sold our Yanacocha Property to Newmont for $6,000,000 and a sliding scale net smelter return royalty...

Item 8 - Notes to Consolidated Financial statements

P 48: - Note 1, "The recoverability of these (mineral properties) costs is dependent on, among other things, the successful identification of proven and probable reserves, as well as the ability to develop, sell or joint venture its interests in the (mineral) properties."

P 52: - Note 2, "On April 26, 2000, Solitario completed a transaction with an affiliate of Newmont Mining Corporation and sold its interest in its Yanacocha project for $6 million and a sliding scale net smelter return royalty that varies with the price of gold."

June 30, 2006 10-Q:

MD&A

P11: "We are an exploration stage company with a focus on the acquisition of precious and base metal properties with exploration potential. We primarily acquire and hold a portfolio of exploration properties for future sale, joint venture or development, either on our own or with joint venture partners.  We were incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown. We have been actively involved in this business since 1984* and have in the past recorded revenues from the sale of these properties on an infrequent basis, with the last significant revenues recorded in 2000 upon the sale of our Yanacocha property for $6,000,000.  We expect future revenues from the sale of properties, if any, would also occur on an infrequent basis. At June 30, 2006 we had twelve exploration properties in Peru, Bolivia Mexico and Brazil. We are conducting exploration activities in all of those countries."

P17: "In the past, we have financed our activities through the sale of securities, joint venture arrangements, and the sale of interests in our properties. The sale of properties has occurred on an infrequent basis with the last significant revenues recorded in 2000 upon the sale of our Yanacocha property for $6,000,000.  We expect future revenues from the sale of properties, if any, would also occur on an infrequent basis."

* This date included our time as a subsidiary of Crown. In all future filings we will modify this date disclosure to 1993, when we were spun-out of Crown and began operations independently as a public company, per the Staff's comment.

We reiterate our position that we are not devoting substantially all of our efforts to development stage activities. We are executing our business plan, and it does not follow that Solitario is a new business because one of our activities happens to be an activity that may be part of what a typical development stage enterprise might undertake. We believe this applies an overly rigid interpretation of "typically devoting" language and is not consistent with our business model and our activities for the past 13-years. We are not establishing a new business.

The staff does not believe the phrase "new business" as used in the context of your response is a controlling factor in applying the requirements of SFAS 7.

We apologize for any confusion in our prior response and respectfully disagree for the following reasons:

Paragraph 8 of SFAS 7 states:

For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists;

a.          Planned principal operations have not commenced.

b.          Planned principal operations have commenced, but there have been no significant revenue therefrom.

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We did not intend that our corporate longevity, considered in a vacuum, is the only controlling factor. In order to be a development stage enterprise, Solitario would have to be devoting substantially all of its efforts establishing a new business. As discussed above, we are executing our business plan according to a well established business model and we are not establishing a new business.

In addition, in support of our position that Solitario is not a development stage enterprise, as we have discussed above, our planned principal operations have commenced and we have reported significant revenues not only from the sale of our Yanacocha property, but also from three separate joint ventures on our Bongará project and Yanacocha property. Accordingly we believe Solitario is not a development stage enterprise per the requirements of SFAS 7.

SUMMARY:

Solitario does not believe amending the currently filed 2005 Form 10-K to reflect disclosures as a development stage enterprise would be appropriate.

If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030. In addition we would be available for a conference call with the Staff, our corporate counsel and our independent registered public accountants, all of whom have reviewed this letter.

Sincerely,

/s/ James R. Maronick
CFO
Solitario Resources Corporation